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                             August 10, 2023

       Johnny Cheng
       Chief Financial Officer
       HUTCHMED (China) Ltd
       Cheung Kong Center, 48th Floor
       2 Queen's Road Central
       Hong Kong

                                                        Re: HUTCHMED (China)
Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-37710

       Dear Johnny Cheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 161. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 220

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
 Johnny Cheng
FirstName LastNameJohnny
HUTCHMED      (China) Ltd Cheng
Comapany
August 10, NameHUTCHMED
           2023             (China) Ltd
August
Page 2 10, 2023 Page 2
FirstName LastName
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lynn Dicker at 202-551-3616 or Frank Wyman at 202-551-3660, if you
have any questions on the financial statements and related matters and Jennifer Thompson at
202-551-3737 or Chris Dunham at 202-551-3783, if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences